Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

Initial public offering price of Biofrontera Inc. IPO

Leverkusen, Germany, October 29, 2021 – On July 6, 2021, Biofrontera AG announced that its US-subsidiary Biofrontera Inc. intends to raise capital by means of an initial public offering and a stock exchange listing in the United States (“IPO”). On October 27, 2021, Biofrontera Inc. announced that up to 3,565,000 units (“Units”) consisting of one new Biofrontera Inc. share and one warrant entitling the holder to one additional new Biofrontera Inc. share shall be offered in the IPO. The public offering price of a Unit is allocated between the share and the warrant. Each warrant has an exercise price equal to the initial public offering price and expires five years from the date of issuance.

Biofrontera Inc. has now set that 3,600,000 Units will be offered at a public offering price of USD 5.00 per Unit, of which USD 4.99 per Unit is allocated to one share and USD 0.01 per Unit is allocated to one warrant.

In addition, Biofrontera has granted the underwriters a 30-day option to purchase additional 540,000 shares of its common stock and/or warrants to purchase up to an additional 540,000 of its common stock, at the initial public offering price, less the underwriting discounts and commissions.

Biofrontera Inc. expects gross proceeds from the IPO (excluding the over-allotment), before deduction of underwriting discounts and commissions and offering expenses, to be USD 18,000,000.

This offering is being made only by means of a prospectus which has been filed with the U.S. Securities and Exchange Commission as part of an effective registration statement.

This public disclosure of inside information according to article 17 MAR shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

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Ad hoc Release

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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